UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Davis Commodities Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), is furnishing this Amendment No. 1 (the “Amendment No. 1”) on Form 6K/A to amend its Report on Form 6-K for the month of December, 2025 (the “Original Form 6-K”), which was originally furnished with the Securities and Exchange Commission (“SEC”) on December 23, 2025.

This Amendment No. 1 is being filed solely to clarify that the information in the Original Form 6-K (including the exhibits thereto) is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-286042), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Other than as indicated below, the information in this Amendment No. 1 (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

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Incorporation by reference

This report on Form 6-K/A is hereby incorporated by reference in the registration statement of Davis Commodities Limited on Form F-3 (File No. 333-286042) filed with the SEC on March 24, 2025, to the extent not superseded by documents or reports subsequently filed or furnished.

Unaudited Interim Financial Statements and Notes

Davis Commodities Limited is furnishing its unaudited interim financial statements and notes for the six months ended June 30, 2025 and 2024. The financial statements and notes are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K.

On December 23, 2025, the Company issued a press release announcing its unaudited financial results for the six months ended June 30, 2025 and 2024, a copy of which press release is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Unaudited Interim Condensed Consolidated Financial Statements and Notes of Davis Commodities Limited for the Six Months Ended June 30, 2025 and 2024
99.2*	Press Release

*	Incorporated by reference to the Report on Form 6-K for the month of December, 2025 furnished with the Securities and Exchange Commission (“SEC”) on December 23, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

Date: December 30, 2025	By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairperson and Executive Director
(Principal Executive Officer)

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